GIT Income Trust
Results of Shareholder Vote

A special meeting of the Trust's shareholders was held on July 29, 1996. The following shares were voted at the meeting:

1.  Approval of an advisory agreement with Bankers Finance
Advisors, LLC/Madison Investment Advisors, Inc.

                          Shares
                          Outstanding   For      Against  Abstain

Maximum Income Portfolio  934,862       507,022  2,616    19,301
Government Portfolio      675,180       366,154  1,936    23,706

2.  Election of Trustees (1,610,043 shares outstanding)

                      For     Withhold Authority

Frank E. Burgess      899,020    21,717
James R. Imhoff, Jr.  898,793    21,944
Thomas S. Kleppe      898,072    22,665
Lorence D. Wheeler    899,020    21,717

3.  To ratify the selection of Ernst & Young LLP as
independent auditors of the Trust for the year ending
March 31, 1997 (1,610,043 shares outstanding):  For:
895,303  Against:  None  Abstain:  25,433